Mark I. Fisher 212-940-8877 E-mail Address mark.fisher@kattenlaw.com Direct Fax Number (212) 935-8405
October 20, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Amanda McManus
Josh Forgione
Re:	Newkirk Realty Trust, Inc. Amendment No. 4 to Registration Statement on Form S-11 Registration No. 333-127278

Ladies and Gentlemen:

We intend to file Amendment No. 4 to Form S-11 (the "Registration Statement") for Newkirk Realty Trust, Inc. (the "Company") early next week. Set forth are our responses to the Staff's October 20, 2005 comment letter.

Selected Consolidated Financial Information, pages 56-57

1.    Comment:    We note your revised funds from continuing operations disclosure. Please revise to include the allocation of earnings to your minority interest holders of further explain to us your basis for not allocating such earnings. Please make all conforming revisions to the summary section on pages 23 and 24.

    Response:    We have revised the disclosure under "PROSPECTUS SUMMARY—Summary Selected Consolidated Financial Information" and "SELECTED CONSOLIDATED FINANCIAL INFORMATION" to include the allocation of earnings to minority interest holders. We have attached the revised pages as an exhibit to this letter.

Unaudited Pro Forma Condensed Consolidated Financial Information, pages P1-P13

2.    Comment:    We read your response to comments 3 and 4. The notion of participation used in EITF 04-5 is the ability of the limited partners, when considered as a group, to approve or block actions proposed by the general partners or, in this instance, shareholders of Newkirk REIT. Participation does not require the ability of the limited partners to initiate actions. We understand that your Advisor's management is under the direction of your board of directors. Please further explain how you considered whether the limited partners effectively participate, through their participation in the election of the board of directions of Newkirk REIT, in actions such as those identified in paragraph 16 of EITF 04-5. Refer also to footnote 11 in paragraph 16(a) of EITF 04-5.

3.    Comment:    We note from your response to comment 3 that certain limited partners of Newkirk MLP, who have the rights to cast 54% of the votes by virtue of the special voting preferred stock, would be "disincentivized to vote for an independent director who would remove their affiliate as advisor." Please tell us how you considered this ability in your response to the above comment.

4.    Comment:    Finally, provide us with a summary of the business purpose for issuing the special voting preferred stock to the Advisor.

    Responses to Comments 2, 3 and 4:    Paragraph 6 of EITF 04-5 specifically provides that a general partner is presumed to control a limited partnership. The assessment of whether the rights of limited partners overcome the presumption of control is a matter of judgment that depends on facts and circumstances. Based on the information contained in this letter as well as our prior responses, the Company does not believe that this presumption has been overcome.

        By way of background, our transaction contemplates that the Company will issue Special Preferred Voting Stock to NKT Advisors LLC, the Company's advisor, which is contractually obligated to vote those shares in direct proportion to votes cast by Newkirk MLP's limited partners, in order to provide the limited partners with limited protective rights.

        In paragraph 16 of EITF 04-5, the right of a limited partner to select, terminate and determine the compensation of management would be considered substantive participating rights. More to the point, footnote 12 to paragraph 16 (a) provides that "rights of the limited partners to participate in the termination of management (for example, management is outsourced to a party other than the general partner) or the individual members of management of the limited partnership may be substantive participating rights." We understand why in certain circumstances the right to participate in a vote for board members may overcome the presumption of control as the board is able to direct the advisor. However, in our circumstances this right is not substantive. Under paragraph 19b of EITF 04-5, relationships between the general partner and the limited partners that are of a related-party nature should be considered in determining if the participating rights of the limited partners are substantive. If such an affiliation exists, then, under paragraph 19b, the rights of those limited partners "likely would not overcome the presumption of control." The Company will retain NKT Advisors, LLC to manage the Company's and Newkirk MLP's assets and day-to-day operations subject to the supervision of the Company's board of directors. Three of the indirect owners of the Advisor, Michael Ashner, Peter Braverman and Lara Johnson are directors and officers of the Company. Vornado Realty Trust, which is also an owner of NKT Advisors, LLC also has the right to appoint a board member. In addition, the other officers of the Company, Carolyn Tiffany and Thomas Staples, are also indirect owners of NKT Advisors, LLC. The remaining ownership interest in the Advisor is owned by affiliates of Apollo Real Estate Investment Fund III, L.P. These affiliated limited partners hold indirect rights provided by the Special Voting Stock representing 48.1% of the Company's voting power. Together with First Union Real Estate Equity and Mortgage Investments, which is also an affiliate of the limited partners that are affiliated with senior management, these affiliates hold a total of 54% of the Company's voting power. Accordingly, as described on the structure chart included on page 11 of the Prospectus, the indirect voting rights held by non-affiliated limited partners only comprise 14.9% of the Company's voting power. Under these circumstances, we do not believe that the aggregate 14.9% indirect voting rights attributable to these limited partners constitute "substantive participation rights" in that they do not provide those limited partners with the "ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's business" (see paragraph 10 of EITF 04-5).

        Under paragraph 21 of EITF 04-5, the assessment of limited partners' rights and their impact on the presumption of control of the limited partnership by the general partner is made when an investor becomes the general partner. Upon the closing of the Company's IPO, the Company will become the General Partner, the Board of Directors of the Company will be in place and the Advisor will be serving under an Advisory Agreement that may not be terminated without cause for 3 years. As such, at this time it is not anticipated that in the near term there will be any vote by the limited partners to appoint board members or otherwise participate in significant decisions that would be expected to be made in the ordinary course of the Company's business. In the future, some limited partners may, in fact, become Company shareholders by way of the redemption rights. As prescribed by paragraph 21 of EITF 04-5, the Company will reassess limited partners' rights and their impact on the presumption of control at each reporting period.

        In summary, while Newkirk MLP's limited partners have some voting rights, when taken into account with all of the facts and circumstances surrounding our unique situation, the presumption of control by the general partner is not overcome and therefore we believe that consolidation is required.

We would very much appreciate the opportunity to speak with you as early as possible on Friday, October 21st in an effort to resolve any remaining comments. Please call Carolyn Tiffany at (781) 859-9043 should you have any questions.

Sincerely yours,

Mark I. Fisher

MIF:bls

	Six Months Ended June 30, (in thousands, except per MLP unit data and number of properties)				Year Ended December 31, (in thousands, except per MLP unit data and number of properties)
	The Company		Newkirk MLP		The Company	Newkirk MLP			The Predecessor Entity
	Pro Forma 2005	Pro Forma 2004	2005	2004	Pro Forma 2004	2004	2003	2002	2001(2)	2000(2)
Operating Data
Total revenues	$121,413	$121,934	$123,160	$123,643	$243,698	$249,528	$262,153	$251,886	$258,975	$35,255
Income from continuing operations before minority interest	26,064	50,334	35,675	56,720	104,874	116,168	107,980	104,586	102,049	107,399
Income from continuing operations	3,458	12,440	26,363	47,578	26,436	97,942	89,903	93,891	46,387	40,004
Net income	—	—	25,859	57,199	—	137,808	145,164	122,862	49,611	40,381
Income from continuing operations per common share (1)	0.15	0.53	—	—	1.13	—	—	—	—	—
Net income per MLP Unit	—	—	4.12	9.05	—	21.81	22.93	20.08	—	—
Cash distributions per MLP Unit	—	—	3.95	3.55	—	7.30	5.52	32.16	—	—
Weighted average MLP Units outstanding	—	—	6,282	6,319	—	6,318	6,329	6,120	—	—
Balance Sheet Data
Real estate investments, at cost	$1,082,434	—	$1,526,622	$1,598,614	$—	$1,578,182	$1,655,430	$1,716,568	$1,390,422	$79,039
Real estate investments, net of accumulated depreciation	1,082,434	—	974,139	1,068,902	—	1,032,797	1,129,237	1,203,890	1,001,321	57,996
Total assets	1,500,733	—	1,178,120	1,283,563	—	1,237,129	1,384,094	1,476,623	1,476,922	434,974
Long term debt	856,977	—	934,201	1,102,876	—	907,339	1,104,231	1,238,494	1,024,539	157,058
Shareholders' equity	328,208	—	—	—	—	—	—	—	—	—
Partners' equity	—	—	209,116	140,422	—	203,785	98,864	(6,104)	257,518	209,962
Other Data
Funds from continuing operations	$16,063	$24,987	—	—	$51,588	—	—	—	—	—
Number of properties	206	248	206	248	210	210	268	238	—	—
Square footage	17,931	18,905	17,931	18,905	18,036	18,036	19,442	19,438	—	—

(1)
Pro forma income from continuing operations per common share is based on 23,500,000 (basic) and 63,500,000 (diluted) common shares after giving effect to this offering and the formation transactions.

(2)
The combined consolidated balance sheet at December 31, 2001 and the combined consolidated operating results for the years ended December 31, 2001 and 2000 are not comparable to the consolidated balance sheet data at December 31, 2002 and the consolidated operating data results for the year ended December 31, 2002. The Predecessor Entity amounts include assets that were not transferred to Newkirk MLP, and Newkirk MLP's amounts included assets that were contributed to Newkirk MLP by partners other than the Predecessor Entity.

(3)
Funds from continuing operations is a non-GAAP financial measure which represents "funds from operations" as defined by NAREIT, excluding net income (loss) from discontinued operations. NAREIT defines funds from operations as net income, computed in accordance with generally accepted accounting principles or GAAP, excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Management considers funds from continuing operations a useful additional measure of performance for an equity REIT because it facilitates an understanding of the operating performance of its properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that funds from continuing operations provides a more meaningful and accurate indication of our performance. Further, funds from continuing operations does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

        The following table presents a reconciliation of our pro forma income from continuing operations to our pro forma funds from continuing operations for the periods presented (in thousands):

	Pro Forma Six Months Ended June 30,		Pro Forma Twelve Months Ended December 31,
	2005	2004	2004
Pro forma income from continuing operations	$3,458	$12,440	$26,436
Plus: Real estate depreciation	7,963	7,910	15,868
Real estate depreciation from unconsolidated partnerships	223	218	446
Amortization of lease intangibles	4,419	4,419	8,838

Pro forma funds from continuing operations	$16,063	$24,987	$51,588

	Six Months ended June 30, (in thousands, except per MLP unit data and number of properties)				Year Ended December 31, (in thousands, except per MLP unit data and number of properties)
	The Company		Newkirk MLP		The Company
						Newkirk MLP			The Predecessor Entity
	Pro Forma 2005	Pro Forma 2004			Pro Forma 2004
			2005	2004		2004	2003	2002	2001(2)	2000(2)
Operating Data
Total revenues	$121,413	$121,934	$123,160	$123,643	$243,698	$249,528	$262,153	$251,886	$258,975	$35,255
Income from continuing operations before minority interest	26,064	50,334	35,675	56,720	104,874	116,168	107,980	104,586	102,049	107,399
Income from continuing operations	3,458	12,440	26,363	47,578	26,436	97,942	89,903	93,891	46,387	40,004
Net income	—	—	25,859	57,199	—	137,808	145,164	122,862	49,611	40,381
Income from continuing operations per common share(1)	0.15	0.53	—	—	1.13	—	—	—	—	—
Net income per MLP Unit	—	—	4.12	9.05	—	21.81	22.93	20.08	—	—
Cash distributions per MLP Unit	—	—	3.95	3.55	—	7.30	5.52	32.16	—	—
Weighted average MLP Units outstanding	—	—	6,282	6,319	—	6,318	6,329	6,120	—	—
Balance Sheet Data
Real estate investments, at cost	$1,082,434	—	$1,526,622	$1,598,614	$—	$1,578,182	$1,655,430	$1,716,568	$1,390,422	$79,039
Real estate investments, net of accumulated depreciation	1,082,434	—	974,139	1,068,902	—	1,032,797	1,129,237	1,203,890	1,001,321	57,996
Total assets	1,500,733	—	1,178,120	1,283,563	—	1,237,129	1,384,094	1,476,623	1,476,922	434,974
Long term debt	856,977	—	934,201	1,102,876	—	907,339	1,104,231	1,238,494	1,024,539	157,058
Shareholders' equity	328,208	—	—	—	—	—	—	—	—	—
Partners' equity	—	—	209,116	140,422	—	203,785	98,864	(6,104)	257,518	209,962
Other Data
Funds from continuing operations	$16,063	$24,987	$—	$—	$51,588	$—	$—	$—	—	—
Number of properties	206	248	206	248	210	210	268	238	—	—
Square footage	17,931	18,905	17,931	18,905	18,036	18,036	19,442	19,438	—	—

(1)
Pro forma income from continuing operations per common share is based on 23,500,000 (basic) and 63,500,000 (diluted) common shares after giving effect to this offering and the formation transactions.

(2)
The combined consolidated balance sheet at December 31, 2001 and the combined consolidated operating results for the years ended December 31, 2001 and 2000 are not comparable to the consolidated balance sheet data at December 31, 2002 and the consolidated operating data results for the year ended December 31, 2002. The Predecessor Entity amounts include assets that were not transferred to Newkirk MLP, and Newkirk MLP's amounts included assets that were contributed to Newkirk MLP by partners other than the Predecessor Entity.

(3)
Funds from continuing operations is a non-GAAP financial measure which represents "funds from operations" as defined by NAREIT, excluding net income (loss) from discontinued operations. NAREIT defines funds from operations as net income, computed in accordance with generally accepted accounting principles or GAAP, excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Management considers funds from continuing operations a useful additional measure of performance for an equity REIT because it facilitates an understanding of the operating performance of its properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that funds from continuing operations provides a more meaningful and accurate indication of our performance. Further, funds from continuing operations does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

        The following table presents a reconciliation of our pro forma income from continuing operations to our pro forma funds from continuing operations for the periods presented (in thousands):

	Pro Forma Six Months Ended June 30,		Pro Forma Twelve Months Ended December 31,
	2005	2004	2004
Pro forma income from continuing operations	$3,458	$12,440	$26,436
Plus: Real estate depreciation	7,963	7,910	15,868
Real estate depreciation from unconsolidated partnerships	223	218	446
Amortization of lease intangibles	4,419	4,419	8,838

Pro forma funds from continuing operations	$16,063	$24,987	$51,588